MEMBERS MUTUAL FUNDS
550 Science Drive
Madison, Wisconsin 53711
Tele:  608.274.0300; Fax:  608.663.9010

January 7, 2010

BY EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

RE:           MEMBERS Mutual Funds (“Trust”) Form N-14 Registration Statement (SEC File No. 333-163931)

Dear Sir/Madam:

Filed herewith via EDGAR is Pre-Effective Amendment No. 1 to the Trust’s Form N-14 Registration (combined information statement/prospectus) relating to a proposed reorganization of the Mid Cap Value Fund, a series of the Trust, with and into the Mid Cap Growth Fund, also a series of the Trust.   The purpose of this filing is to respond to comments received from the staff on the initial filing of the registration statement.  What follows are the staff’s comments, followed by the Trust’s comments thereto.

In connection herewith, the Trust understands that:  (1) it is responsible for the adequacy and accuracy of the disclosure in its filings, (2) the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission (the “SEC”) from taking any action with respect to the filings, and (3) it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The Trust hereby represents that (i) the proposed reorganization as described in the Form N-14 Registration Statement meets all of the conditions of Rule 17a-8(a)(3) under the Investment Company Act, and (ii) the Trust’s Declaration of Trust and state law governing the Trust do not require shareholder approval for fund mergers.

Accounting Comments

1.	Comment: In the fee table on page 2 of Part A, if true, add a statement to footnote 3 to the effect that acquired fund expenses, if any, are not included in the services fee agreement with the Trust.

Response:  This disclosure has been added.

2.
Comment:  In section E.4 of Part A (Federal Income Tax Consequences), add to the carryover paragraph at the top of page 11 an estimate of the capital gains that are expected to result from the sale of the Mid Cap Value Fund’s portfolio holdings post-reorganization.

Response:  It is anticipated that zero capital gains will be distributed, as there are ample losses to offset any gains (gains that will be realized to offset losses are approximately $3,407,000).  Disclosure to this effect has been added.

3.	Comment: The capitalization table in section E.7 of Part A is wrong. Please revise.

Response:  The capitalization table has been corrected.

4.
Comment:  The first two column headings in the Pro Forma Schedules of Portfolio Investments in Part B are reversed (Mid Cap Value should be Mid Cap Growth and vice versa).  Also, please add a footnote to these schedules indicating that approximately 99% of the Mid Cap Value Fund’s portfolio holdings are expected to be disposed of post-reorganization.

Response:  The column headings have been corrected and the footnote has been added.

5.
Comment:  The Mid Cap Value Fund column in the Pro Forma Statements of Assets and Liabilities in Part B has an incorrect number for Class B shares of beneficial interest outstanding.  The number should be 690,162.  Also, please verify that the NAV per share for that share class is correct at $7.97.

Response:  The requested change has been made and we have verified that the NAV per share for the Class B shares is, in fact, $7.97.

6.
Comment:  The footnotes in the Pro Forma Statements of Operations in Part B need to be cleaned up.  Also, please add a footnote explaining that trustee fees and auditor fees are included within the service fees paid to the investment adviser under the services agreement to make it clear that these fees are not additional fees that the funds must pay, over and above what they pay under the services agreement (similar to what is disclosed in the 10/31/09 Annual Report of the Trust).  Finally, add a footnote explaining the management fee adjustment.

Response:  The footnotes have been cleaned up and a new footnote has been added to explain the services agreement.  Also, a new footnote has been added to explain the management fees adjustment.

7.
Comment:  In footnote 4 to the Pro Forma Financial Statements in Part B, please add an explanation of how the trustee fees and auditors fees are included within in the service fee arrangement (see Comment 6 above).

Response:  Disclosure has been added as requested.

8.	Comment: In footnote 6 to the Pro Forma Financial Statements in Part B, the first column in the table should refer to the Mid Cap Growth Fund, not the Mid Cap Value Fund.

Response:  This change has been made.

9.	Comment: In footnote 8 to the Pro Forma Financial Statements in Part B, please include an estimate of the reorganization costs.

Response:  An estimate of these costs has been added (consistent with similar disclosure that was already in Part A).

10.	Comment: Provide supplementally an accounting survivor analysis for the proposed reorganization.

Response:  Attached hereto as Appendix A is the accounting survivor analysis, as requested.

Legal Comments

None (but see representation at the front of this letter after the “Tandy” representations).

*  *  *  *

If you have any questions or comments regarding this filing, please call the undersigned at the telephone number listed above.

Respectfully submitted,

/s/ Pamela M. Krill

Pamela M. Krill

General Counsel and Chief Legal Officer

Appendix A
Accounting Survivor

As a general rule of thumb, the accounting survivor of a reorganization (“Survivor”) should be the fund that the surviving fund looks most like.  When making this determination, the following factors are typically weighed:

1. Portfolio Management.  While both funds are managed by the same investment adviser (Madison Asset Management, LLC or “MAM”), the Mid Cap Value Fund’s portfolio manager is Livia Asher and the Mid Cap Growth Fund’s portfolio manager is Rich Eisinger.  The surviving fund’s portfolio manager will be Rich Eisinger, who will be assisted by Matt Hayner.  This factor weighs in favor of the Mid Cap Growth Fund as the Survivor.

2. Portfolio Composition.  Because of Factors 1, 3 and 5, the surviving fund’s portfolio over time is expected to look more like the Mid Cap Growth Fund and, therefore, this factor weighs in favor of the Mid Cap Growth Fund as Survivor.

3. Investment Objectives, Strategies, Restrictions.  Because the Mid Cap Growth Fund will retain its investment objective, principal investment strategies and restrictions, this factor weighs in favor of the Mid Cap Growth Fund as Survivor.

4. Expense Structures and Expense Ratios.  Because the Mid Cap Growth Fund will retain its current fee structure, this factor favors the Mid Cap Growth Fund as Survivor.

5. Asset Size.  The following table shows each fund’s net assets as of October 31, 2009:

Fund	Assets
Mid Cap Value	$29,951,791
Mid Cap Growth	$44,757,843
Pro Forma –	$74,709,634

Because the Mid Cap Growth Fund’s assets would make up approximately 60% of the surviving fund’s assets, this factor weighs in favor of the Mid Cap Growth Fund as Survivor.

6. Age of Fund.  The Mid Cap Growth Fund began operations a year before the Mid Cap Value Fund (2/29/00 versus 2/28/01), which factor favors the Mid Cap Growth Fund as Survivor.

7. Fund Governance.  Because the funds are both series of the same Trust and subject to the same governance structure, this factor is neutral.

Based on the foregoing, MAM believes that the Mid Cap Growth Fund will be the Survivor of the reorganization.